Herrick, Feinstein LLP
                                  2 Park Avenue
                            New York, New York 10016

                                                                    May 26, 2005

United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C.  20002

Attn: Anita Karu

              Re: Amendment No. 1 to Form 10-SB (File No. 0-51168)
                  ------------------------------------------------

Ladies and Gentlemen:

      Set forth below are responses to the comments set forth in the letter dated March 15, 2005 (the "SEC Comment Letter") from H. Christopher Owings, Assistant Director -- Division of Corporation Finance at the United States
Securities and Exchange Commission (the "SEC"), to David Devine. Capitalized terms not otherwise defined herein shall have the same meanings herein as in the Amendment No. 1 to Form 10-SB filing (the "Amendment") accompanying this letter.

      1. The Company's audited financial statements for the year ended December 31, 2004 have been included in the Amendment.

      2. The Company's financial statements have been revised to include a reconciliation to United States generally accepted accounting principles.

      3. The report of the Company's accountants has been revised to state that a separate audit has been conducted in accordance with United States GAAS.

      4. The references to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, have been removed.

      5. The disclosure has been revised to remove language that is "puffing" in nature.

      6. An explanation of the "indigenous quota requirements" has been added.

      7. Explanations of "non-traditional markets" and "cause-related marketing" have been added. Further details concerning the Company's efforts to expand its business have been provided.

      8. A concise description of the risks inherent in the film and television industry has been added.

      9. The disclosure has been revised to indicate when the Company's on-line store is expected to be operational.

      10. An explanation of the Company's optioning activity has been added.

      11. The disclosure has been revised to indicate that the Company (i) does not anticipate any trends that will impact its revenues and (ii) expects its revenues to increase.

      12. In the Company's 2004 consolidated financial statements (the "2004 Financials"), gain on settlement of related party loans has been reclassified into a contributed surplus. See consolidated statement of shareholders' equity included in the 2004 Financials and notes 17(a) and 17(b) to the 2004 Financials.

      13. An explanation regarding the monetization the Company's historical tax losses has been added.

      14. Notes 2(p)(iii) and 5 to the 2004 Financials contain the requested explanations regarding Devine Entertainment Limited Partnership.

      15. The disclaimer language set forth in footnote (2) to the security ownership table has been deleted.

      16. The business experience of the directors and officers for the past five years has been revised.

      17. The other reporting companies in which Mr. Taylor holds a directorship have been identified.

      18. The executive compensation disclosure has been completed.

      19. The requested explanation relating to the expensing of executive officers' salaries has been added.

      20. A copy of the current executive services agreement has been filed as an exhibit to the Amendment.

      21.  The   disclosure   has  been   revised  to  indicate   (i)  when  the
Reorganization will take place and (ii) the lack of any time limitation on stockholder authorization under applicable Ontario law.

      The Company does not expect the Reorganization will occur prior to the date on which the Common Shares become registered under Section 12(g) of the Securities Exchange Act of 1934, as amended. If the Reorganization is effected, the Company has been advised that it will need to comply with, among other things, all Section 12(g) registration requirements with respect to the Voting Shares and Non-Voting Shares issuable pursuant to the Reorganization.

      The disclosure has been revised to indicate that the Reorganization will have a uniform effect on all stockholders. The Company does not expect the Reorganization to have any potential business or financial impact. The Company notes that two of its Canadian competitors whose shares are registered under the Securities Exchange Act of 1934, as amended, have adopted capitalization structures similar to that contemplated by the Reorganization. The aforesaid competitors are Alliance Atlantis Communications Inc. and Corus Entertainment Inc.

      22. The information required by Items 201(a)(1)(ii) and 201(a)(2) of Regulation S-B has been added.

      23. The disclosure has been revised to add a further description of the facts relied upon by the Company in connection with the exemptions from registration claimed under the Securities Act of 1933, as amended.

      24. Reference is made to the last paragraph of the auditors' report accompanying the 2004 Financials.

      25.  Notes  8  and  9  to  the  2004  Financials   contain  the  requested
explanations regarding the Company's debt.

      26. A classified balance sheet is included in the 2004 Financials.

      27. The disclosure is no longer applicable to the Company's operations since limited partnerships of this nature no longer exist. Accordingly, the disclosure has been deleted.

      28.  The  requested  disclosure  is  contained  in  note  6  to  the  2004
Financials.

      29. The requested summary is contained in note 6 to the 2004 Financials.

      30. The treatment of the Company's debt instruments has been revised. See the balance sheet included in the 2004 Financials and notes 8 and 9 thereto.

      31. The amount at issue relates to the equity portion of the convertible debentures as required under Canadian GAAP. See note 21 to the 2004 Financials.

      32. Interest associated with the borrowing for a specific project is capitalized to such project. Interest on non-specific or general borrowings is allocated proportionately between work in progress and losses from operations.

      33. Revenue from the sale of videos, DVDs and CDs in 2004 was $360,955. Revenue from licensing arrangements in 2004 was $288,000. The foregoing amounts relate only to the Company's film library revenue and do not include film production revenue. In addition, revenue from the sale of copyright interest and distribution rights was $3,160,280 in 2004.

      34. The 2004 Financials have been revised to disclose revenues by geographic location. See note 20 to the 2004 Financials.

      35. The Articles of Incorporation of the Company, as amended to date, specimen form of Common Share certificate, executive services agreement and list of subsidiaries of the Company have been filed as exhibits to the Amendment.

      Please be advised that, as requested in the third to last paragraph of the SEC Comment Letter, the written statement from the Company accompanies the Amendment.

      Please direct any questions or comments you may have regarding the Amendment and other documents accompanying this letter to the undersigned at
(212) 592-1557 or detna@herrick.com.

                                                     Very truly yours,

                                                     /s/ Daniel A. Etna
                                                     ------------------

cc: R. Mozer